July 29, 2009

Russel Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Sensus USA Inc. (formerly Sensus Metering Systems Inc.)

Post-Effective Amendment No. 5 to Form S-1 and

Post-Effective Amendment No. 6 to Form S-1

File No. 333-118053

Dear Mr. Mancuso:

Per our counsel’s discussion with Ruairi Regan, I am submitting this letter with respect to Post-Effective Amendment No. 5 to Form S-1 and Post-Effective Amendment No. 6 to Form S-1 (File No. 333-118053) (collectively, the “filing”) of Sensus USA Inc. (formerly Sensus Metering Systems Inc.) (the “Company”). As requested in my previous letter to you dated July 27, 2009 with respect to the filing (the “Previous Letter”), we would be very grateful if the Securities and Exchange Commission (the “Commission”) would declare the filing effective on or before July 31, 2009. To the extent inconsistent, the contents of this letter supersede and replace the contents of the Previous Letter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or if you require any additional information, please do not hesitate to contact me at (919) 845-4013, Thomas D’Orazio at (919) 845-4005 or our counsel, David A. Carpenter of Mayer Brown LLP, at (312) 701-8432.

Sincerely,

/s/ Jeffrey J. Kyle
Jeffrey J. Kyle Chief Financial Officer

cc:	Ruairi Regan

Securities and Exchange Commission

David A. Carpenter

Mayer Brown LLP

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